September 8, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, DC 20549

Attn: Christina Chalk

Re:	BioNTech SE

Registration Statement on Form F-4

Filed August 11, 2025

File No. 333-289468

Ladies and Gentlemen:

On behalf of our client, BioNTech SE, a European stock corporation organized under the laws of Germany and the European Union (the “Company”), we are submitting this letter in response to a letter, dated August 12, 2025, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form F-4, filed with the Commission on August 11, 2025 (the “Registration Statement”). The Company is concurrently filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which includes changes to reflect responses to the Staff’s comments and other updates.

The numbering of the paragraphs below corresponds to the numbering of the comments in the letter from the Staff. For the Staff’s convenience, we have incorporated the text of the Staff’s comments into this response letter in italics. Unless otherwise indicated, page references in the responses correspond to the page numbers in Amendment No. 1, and page references otherwise correspond to the page numbers in the Registration Statement. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings set forth in Amendment No. 1.

The responses provided herein are based upon information provided to Covington & Burling LLP by the Company. In addition to submitting this letter via EDGAR, we are sending this letter and Amendment No. 1 (marked to show changes from the Registration Statement) via email.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

September 8, 2025

Registration Statement on Form F-4

How will untendered CureVac shares be affected after the offer?, page 5

1.

Refer to comment 3 in our prior comment letter. We note the revised disclosure here that “CureVac shareholders who do not participate in the offer, including in the subsequent offering period, will receive in the post-offer reorganization consideration consistent with what such shareholder would have received had it participated in the offer...” Revise here and elsewhere in the prospectus where similar disclosure appears, to clarify whether shareholders who do not tender will receive the exact same consideration as they would have in the offer, including the form of consideration.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on the second and third pages of the cover and pages 5, 18 and 61-62 of Amendment No. 1.

When will BioNTech ADSs be delivered?, page 6

2.	In this section, provide an estimate of how long it will take to issue the acquiror’s securities in payment for tendered shares.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 7, 22, 32 and 60 of Amendment No. 1.

The Post-Offer Reorganization and the New Topco U.S. Tax Election, page 17

3.

Refer to the new disclosure in the last paragraph of this section, on page 18 of the prospectus. Revise to explain how a shareholder who does not tender into the offer can demonstrate that such shareholder is entitled to avoid Dutch dividend withholding tax.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the approach to Dutch dividend withholding tax with respect to the cancellation consideration. Revised disclosure reflecting the approach appears on the second and third pages of the cover and pages 5, 8-9, 18-19, 25-26, 29, 62-63 and 91-93 of Amendment No. 1.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

September 8, 2025

Other Regulatory Approvals, page 20

4.

We note the new disclosure in this section that the offer is being “notified” under EU regulations relating to foreign subsidiaries for “distorting the internal market” and that the completion of the offer is subject to expiration of the assessment period or clearance by the European Commission. The disclosure in the first paragraph of the section entitled “Conditions to Closing of the Offer” on page 112 states that all conditions must be satisfied as of the “scheduled expiration time.” Please confirm in your response letter that the regulatory approval discussed here must be satisfied as of expiration.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the regulatory approval identified by the Staff must be satisfied as of the expiration of the offer. The Company further advises the Staff that it has revised the disclosure on pages 22 and 65 of Amendment No. 1 accordingly.

Risks Related to the Offer, page 27

5.

At the top of page 29, we note the new disclosure that the exchange of CureVac’s shares for BioNTech ADSs could be subject to German withholding. Please describe when the determination of whether German withholding applies will be made.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 29-30 and 82 of Amendment No. 1.

Foreign Jurisdictions, page 63

6.

Refer to comment 1 in our prior comment letter and your response, including the revised disclosure here. While we agree that an offer need not be made into jurisdictions where to do so violates local law, we are not clear from your response and revised disclosure whether all CureVac shareholders will be able to participate in this offer. Please revise or advise.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that all CureVac shareholders will be able to participate in the offer. The Company further advises the Staff that it has revised the disclosure on page 68 of Amendment No. 1 accordingly.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

September 8, 2025

Material German Tax Considerations

Cancellation

Withholding Tax, page 77

7.

We note your disclosure here that “the receipt of cash in lieu of fractional BioNTech ADSs would generally be subject to German withholding tax at a rate of 25% plus solidarity surcharge of 5.5%, resulting in an aggregate withholding tax of 26.375% (plus church tax, if any).” We also note your risk factor disclosure on page 29 that “New Topco does not intend to withhold German withholding tax from the cancellation consideration.” Please revise your disclosures to clarify whether the cancellation consideration is subject to the German withholding tax or whether there is conflicting authority or significant doubt about the tax consequences of the transaction. Refer to Staff Legal Bulletin No. 19 and, as applicable, provide a tax opinion pursuant to Item 601(b)(8) of Regulation S-K or advise.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 7-8, 24-25, 29-30 and 82-85 of Amendment No. 1.

With respect to the Staff’s comment regarding a tax opinion, the Company advises as follows. As the Staff noted, Item 601(b)(8) of Regulation S-K requires a tax opinion “where the tax consequences are material to an investor and a representation as to tax consequences is set forth in the filing.” Staff Legal Bulletin No. 19 provides additional clarity concerning when tax consequences are “material.” It states, in part, that “when a registrant represents that an exchange offer or merger is a taxable transaction, no opinion of counsel or accountant is required. In such cases, while the registrant must provide accurate and complete disclosure concerning the tax consequences to investors, it does not have to expertize the disclosure by providing an opinion of counsel or accountant.”

Here, the Company respectfully submits that the German tax disclosure included in the Registration Statement and Amendment No. 1 represents that the transactions contemplated thereby are generally taxable transactions under German law. The only circumstance discussed where there is the potential for there not to be German withholding or income tax is with respect to (i) individual CureVac shareholders, who (ii) are German tax-residents that (iii) hold their CureVac share as private assets and (iv) have held less than 1% of the share capital of CureVac at any time during the five years preceding the exchange. Under that circumstance, cash in lieu of fractional BioNTech ADSs would still remain subject to German tax.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

September 8, 2025

Further, although the disclosure states that the Company is not withholding from the cancellation consideration, as clarified in the revised disclosure referred to in the first paragraph of this response above, the cancellation consideration is, nonetheless, taxable under German law, with such amounts to be withheld by the applicable German disbursing agent (as set forth in additional detail in such disclosure). Accordingly, the Company respectfully submits that no opinion with respect to German tax matters is required.

Please contact me at (212) 841-1113 with any questions or further comments regarding our response to the Staff’s comments. Please send any electronic correspondence to my e-mail address: mgehl@cov.com.

Sincerely,

/s/ Matthew T. Gehl
Matthew T. Gehl

cc:	Prof. Ugur Sahin, M.D., Chief Executive Officer, BioNTech SE

James Ryan, Ph.D., Chief Legal and Business Officer, BioNTech SE

Paul Claydon, Covington & Burling LLP

Jack S. Bodner, Covington & Burling LLP

Charles A. Dobb, Covington & Burling LLP

Brian K. Rosenzweig, Covington & Burling LLP

Howard L. Ellin, Skadden, Arps, Slate, Meagher & Flom LLP

June S. Dipchand, Skadden, Arps, Slate, Meagher & Flom LLP

Stephan Hutter, Skadden, Arps, Slate, Meagher & Flom LLP

Holger Hofmeister, Skadden, Arps, Slate, Meagher & Flom LLP